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                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                               November 21, 2003
                                                            Corporate Disclosure

                    Appointment of Members of Audit Committee

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
                                  Name                            KYUNG-JOON CHOI
                                  Age                                   43
Background of Director         Education                      JD, New York University
                              Current post                    Lawyer, Kim, Chang & Lee
                               Experience                      Judge, Seoul Civil Court
Term                                                                   3 years
Ground of appointment                                              New appointment
Date of resolution of the board of directors                      November 21, 2003
                                                     -    The appointment hereto was conditional upon the
                                                          successful completion of the new issuance of shares
                                                          under the Investment Agreement signed between Hanaro
Others                                                    Telecom and the Investors named therein on September 9,
                                                          2003 and relates to the shareholders' resolution passed
                                                          on October 21, 2003.


                                  Name                             SUNG KYU PARK
                                  Age                                   63
Background of Director         Education               Ph.D., Electric Engineering, Texas Austin
                              Current post              Member, Telecommunications Association
                               Experience            President, Morocco Regional Office, Daewoo Group
Term                                                                   3 years
Ground of appointment                                               New appointment
Date of resolution of the board of directors                       November 21, 2003


                                                     -    The appointment hereto was conditional upon the
                                                          successful completion of the new issuance of shares
Others                                                    under the Investment Agreement signed between Hanaro
                                                          Telecom and the Investors named therein on September 9,
                                                          2003 and relates to the shareholders' resolution
                                                          passed on October 21, 2003.



                                  Name                                SUN WOO KIM
                                  Age                                     62
Background of Director         Education                      MBA, Dankuk University, Korea
                              Current post             Standing Director, Okedongmu Children in Korea
                               Experience                 Director, Korean Broadcasting System
Term                                                                    3 years
Ground of appointment                                                New appointment
Date of resolution of the board of directors                        November 21, 2003
                                                     -    The appointment hereto was conditional upon the
                                                          successful completion of the new issuance of shares
Others                                                    under the Investment Agreement signed between Hanaro
                                                          Telecom and the Investors named therein on September 9,
                                                          2003 and relates to the shareholders' resolution
                                                          passed on October 21, 2003.

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